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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             Date: December 24, 2002


                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  |X|            Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes |_|                    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

      On December 20, 2002, the UBS Warburg Business Group of UBS AG, on behalf of itself and the UBS PaineWebber Business Group of UBS AG (collectively "UBS"), reached an agreement in principle with the United State Securities and Exchange Commission, the National Association of Securities Dealers, the New York State Attorney General's Office, the New York Stock Exchange and the North American Securities Administrators Association (on behalf of state securities regulators) to resolve their investigations of UBS relating to research analyst integrity. Pursuant to the agreement in principle, UBS agrees, among other things, (i) to pay $50 million, of which $25 million is a civil penalty and of which $25 million is for a form of investor fund yet to be created, (ii) to adopt internal structural and operational reforms that will further augment the steps it has already taken to ensure research analyst integrity and promote investor confidence, (iii) to contribute $25 million spread over five years to provide independent third-party research to clients and (iv) to contribute $5 million to investor education. In addition, in connection with the agreement in principle, UBS agreed to adopt restrictions on the allocation of shares in initial public offerings to corporate executives and directors.

      UBS cautions that this press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macroeconomic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties, and (6) the risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports with the Securities and Exchange Commission.

      This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-3 (Registration Numbers 333-64844; 333-62488; 333-62488-01 to -04; 333-52832;
333-52382-01 to -03; 333-46216; 333-46216-01 and -02; and 333-46930) and on Form
S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212;
and 333-49210), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K's of UBS AG that are incorporated into its registration statements filed with the SEC.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           UBS AG


                                           By: /s/ Robert Dinerstein
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                                               Name:  Robert Dinerstein
                                               Title  Managing Director

                                           By: /s/ Robert Mills
                                              ----------------------------------
                                               Name:  Robert Mills
                                               Title: Managing Director


Date:  December 24, 2002